Mail Stop 4720

December 18, 2009

Nancy A. Gray
Senior Executive Vice President and Chief Financial Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

> **Re:** **Pacific Mercantile Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended September 30, 2009**
> **File No. 0-30777**

Dear Ms. Gray:

We have considered your response to our letter dated October 13, 2009, and have the following comments.

Form 10-Q for the Period Ended September 30, 2009
Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Allowance for Loan Losses and Nonperforming Loans, page 31

1.   We note the continued deterioration in the credit quality of your loan portfolio, as evidenced by increased non-accrual and impaired loans from June 30, 2009 to September 30, 2009. Further, we note that you entered into a memorandum of understanding ("MOU") with the Federal Reserve Bank of San Francisco, with an emphasis on actions related to the allowance for loan losses. We also note that your allowance for loan loss as a percentage of your loan portfolio decreased from 2.46% at June 30, 2009 to 2.06% at September 30, 2009. Please tell us and revise

Nancy A. Gray
Pacific Mercantile Bancorp
December 18, 2009

your future filings to comprehensively bridge the gap between the increases in
your non-performing and impaired loans and presumably the increased
delinquencies in the remaining portfolio and your disclosure of the MOU with the
decrease in your allowance for loan losses from June 30, 2009 to September 30,
2009. In your disclosure, please provide an analysis of the specific and general
components of your allowance for loan losses detailing how you determined that
each component was directionally consistent with the underlying credit quality of
the applicable loan portfolio. Please be as specific and detailed as needed to
provide an investor with a clear understanding of the changes in credit quality in
each applicable loan portfolio and its effect on each component of the allowance
for loan loss.

2.   Please revise future filings to disclose as of each balance sheet date presented, the
amount of impaired loans for which there is a related allowance for credit losses
determined in accordance with SFAS 114 and the amount of that allowance and
the amount of impaired loans for which there is no allowance for credit losses.
Refer to paragraph 20a of SFAS 114. Please also provide us this information in
your response as of the quarterly periods ended September 30, 2009 and June 30,
2009.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your response.

        If you have any questions, please call me at (202) 551-3321 or William J.
Schroeder, Staff Accountant at (202) 551-3394.

                                                Sincerely,

                                                David Irving
                                                Reviewing Accountant